EXHIBIT C

PLAN OF DISSOLUTION

OF

TIGER PARENT HOLDINGS, L.P.

This Plan of Dissolution (this “Plan”) is intended to effect the complete and voluntary dissolution of Tiger Parent Holdings, L.P., a Delaware limited partnership (the “Partnership”), in accordance with and pursuant to Sections 17-801, 17-803, and 17-804 of the Delaware Revised Uniform Limited Partnership Act (the “Act”) and Section 21 of the Amended and Restated Limited Partnership Agreement of the Partnership, effective as of June 30, 2020 (the “Partnership Agreement”). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Partnership Agreement.

1.	The certificate of limited partnership of the Partnership was filed on November 12, 2019.

2.	Pursuant to Section 21(a)(i) of the Partnership Agreement, the general partner (the “GP”) has elected to dissolve the Partnership, and the GP desires to wind up the affairs of and terminate the existence of the Partnership, and effectuate the distribution of the assets of the Partnership pursuant to the Act, Section 21(b) of the Partnership Agreement, and as set forth in this Plan.

3.	This Plan shall be effective as of 5:00 p.m. on September 1, 2021 (the “Effective Time”).

4.	In connection with the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated March 22, 2021 (the “Merger Agreement”), by and among SYNNEX Corporation (“SYNNEX”), Spire Sub I, Inc., Spire Sub II, LLC, and Tiger Parent (AP) Corporation (the “Company”), the Partnership received, as merger consideration for its 100,000 shares of common stock, par value $0.01 per share, of the Company, 44 million shares of common stock, par value $0.001 per share, of SYNNEX Corporation (the “SYNNEX Common Shares”) and $1.11 billion in cash.

5.	In connection with the closing of the transactions contemplated by the Merger Agreement and pursuant to the Act, the Partnership Agreement, the Tiger Parent Holdings, L.P. 2020 Equity Incentive Plan and the awards granted thereunder, and the resolutions of the GP, dated August 26, 2021 (the “GP Resolutions”), immediately following the consummation of the Mergers (as defined in the Merger Agreement), all Class B Units were cancelled and exchanged for the right to receive, in the aggregate, subject to the conditions specified in the notice attached to the GP Resolutions, 1,206,549 SYNNEX Common Shares (with cash in lieu of fractional SYNNEX Shares) (such exchange of all Class B Units, the “Class B Exchange”).

6.	After giving effect to the Class B Exchange, as of the date hereof, the assets of the Partnership consist of $1.11 billion in cash (“Cash”) and 42,793,451 SYNNEX Shares (the “Shares”).

7.	After giving effect to the Class B Exchange, as of the date hereof, the issued and outstanding partnership units of the Partnership consist of Class A Units and Common Units , and there are no Class B Units issued and outstanding.

8.	Pursuant to Section 21(b)(i) of the Partnership Agreement, the GP has elected to reserve $200,000 (the amount of Cash less such reserved amount, the “Distributable Cash”), which such amount has been determined by the GP as being reasonably necessary for the satisfaction of the expenses, liabilities and other obligations of the Partnership (whether fixed, conditional, unmatured or contingent), including any creditors of the Partnership and the expenses of winding up.

9.	There are no loans or advances that have been made by any of the Partners to the Partnership.

10.	Pursuant to Sections 12(d) and 21(b)(iii) of the Partnership Agreement, the Distributable Cash and Shares shall be distributed to the Limited Partners. Pursuant to Section 21(c) of the Partnership Agreement, the GP has resolved that the Shares shall not be liquidated and the Partnership shall make an in-kind distribution of the Shares in accordance with Section 21(b) of the Partnership Agreement.

11.	The Partnership shall provide written notice to the Limited Partners by electronic mail at least one (1) Business Day prior to the distribution of the Distributable Cash to the Limited Partners. Pursuant to Section 30 of the Partnership Agreement, Section 21(e) of the Partnership Agreement shall be deemed amended to the extent necessary to comply with this Section 11.

12.	On or after one (1) Business Day following the Effective Time, the Partnership shall distribute the Distributable Cash to the Limited Partners.

13.	The GP shall use its reasonable best efforts to obtain the necessary regulatory approvals (“Required Regulatory Approvals”), including the approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, to effectuate the distribution of the Shares to the Limited Partners.

14.	Promptly upon the receipt of the Required Regulatory Approvals and subject to applicable securities laws, the GP shall cause the distribution of the Shares to the Limited Partners. In lieu of transferring any fractional shares of the SYNNEX Common Shares to the limited partners, the Partnership shall pay an amount of cash to the applicable Limited Partners equal to the product of (i) the fraction of the SYNNEX Common Share for such limited partner and (ii) the average of the closing-sale prices of the SYNNEX Common Shares on the NYSE for the consecutive period of five (5) full trading days ending on the day preceding the date of the distribution of the SYNNEX Common Shares to the limited partners.

15.	Effective as of the Effective Time, the Partnership shall continue solely for the purposes of winding up its affairs in an orderly manner and effectuating the distributions and actions described above, and neither the GP nor the Limited Partners shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership’s business and affairs and effectuating the distributions and actions described above; provided that, subject to the following sentence, all covenants contained in the Partnership Agreement and obligations provided for in the Partnership Agreement shall continue to be fully binding upon the Partners until such time as the certificate of limited partnership of the Partnership has been cancelled pursuant to the Act, the Partnership Agreement and this Plan. Notwithstanding the foregoing sentence, the Partners’ liabilities under Section 13(b) of the Partnership Agreement shall remain in full force and effect, provided, that each Partner shall indemnify the other Partners (rather than the Partnership) for such liabilities.

16.	The GP and such persons as designated by the GP shall be responsible for overseeing the winding up and dissolution of the Company.

17.	It is intended that implementation of this Plan be completed as soon as practicable after the Effective Date.

18.	Upon completion of the winding up of the Partnership and the completion of the Liquidating Distribution, (i) any cash amounts remaining at the Partnership shall be distributed in the same ratio among the Limited Partners as the distribution of cash pursuant to Section 10; and (ii) the GP shall promptly cause to be executed and filed a certificate of cancellation of limited partnership in accordance with the Act and the laws of any other jurisdictions in which the GP deems such filing necessary or advisable.

19.	The distributions described in Sections 12 and 14 shall be in complete cancellation of all issued and outstanding Units.

20.	This Plan shall be governed by the laws of the State of Delaware.

21.	The GP shall do and perform any and all acts and shall make, execute and deliver any and all agreements, conveyances, assignments, transfers, certificates and other documents of every kind and character which the GP deems necessary or appropriate to carry out the provisions of this Plan, including paying any brokerage, agency, professional, legal and other fees and expenses of persons rendering services to the Partnership in connection with the transactions contemplated by this Plan.

22.	Any rights, assets or claims arising or accruing to the Partnership following the completion of the dissolution of the Partnership shall be deemed, to the extent practicable, to belong to the Limited Partners, in the same ratio as the distribution of cash pursuant to Section 10.

23.	The GP may, in its sole discretion, revoke this Plan and all actions contemplated hereunder, to the extent permitted by the Act.

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IN WITNESS WHEREOF, the General Partner has executed and adopted this Plan as of the date first set forth above.

TIGER PARENT HOLDINGS GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

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